

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 18, 2008

Harry Miller, President
Clifton Star Resources Inc.
430-580 Hornby Street
Vancouver, BC V6C 3B6

> **Re: Clifton Star Resources Inc.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed May 27, 2008**
> **File No. 0-53117**

Dear Mr. Miller:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We refer you to prior comment 3. Please provide updated disclosure as of a date reasonably close to the date of filing. In this regard, please update disclosure regarding payments and expenditures made pursuant to your option agreement related to the Duquesne gold project. Similarly, please update disclosure specified in Items 3, 6, 7, and 9 of Form 20-F, as applicable.

Item 10. Additional Information, page 45

10.C. Material Contracts, page 48

2.   Please disclose the material terms of your subscription agreements. For example, we note the obligations set forth in such agreements related to incurring qualifying expenditures and indemnifying subscribers. As appropriate, please expand your risk factor "Clifton Star's Management has Abandoned Business Plans…" accordingly.

Exhibits

3.   We note your response to our prior comment 27. Please file the subscription and warrant agreement that relates to your October 2007 private placement of units at a price of $2.00 per unit.

***

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Dang
     J. Gallagher
     L. Nicholson
     M. Duru

     via facsimile

     Al Korelin, Esq.
     (360) 326-1952